March 24, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jerry DiMichaelis
Howie Hallock

RE:	Dividend Capital Global Real Estate Fund of Funds, L.P.
Registration Statement on Form N-2 (File No. 333-143368) filed originally on May 30, 2007 (the
“Registration Statement”)

Dear Messrs. DeMichaelis and Hallock:

Dividend Capital Global Real Estate Fund of Funds, L.P., a Delaware limited partnership (the “Fund”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 5:00 PM, Eastern Time, on March 24, 2008, or as soon thereafter as practicable.

The Fund respectfully requests that it be notified of such effectiveness by a telephone call to either Michael Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3406 or Zev Wexler of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2775 and that such effectiveness also be confirmed in writing.

The Fund hereby acknowledges:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DIVIDEND CAPITAL GLOBAL REAL ESTATE FUND OF FUNDS, L.P.

By:	/s/ Howard Margolis
	Name:	Howard Margolis
	Title:	President